June 2, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Paul V. Hoagland
Executive Vice President of Administration and Chief Financial
Officer
1855 Boston Road
Wilbraham, Massachusetts 01095

Re:	Friendly Ice Cream Corporation
	Form 10-K for the year ended December 31, 2005
	Form 10-Q for the quarter ended March 31, 2006
	Commission file #: 001-13579

Dear Mr. Hoagland:

We have reviewed your May 3, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

Note 8. Income Taxes, page F-26

1. We note from your response to our prior comment 4 that of the $1,446,000 recognized in 2005 related to tax contingencies, approximately $1,039,000 originated prior to 2005. Please explain to us the nature and the amounts of the accruals for tax contingencies included in the $1,446,000 as we are still unclear if the amounts relate to interest or the related tax that should have been recognized previously. Also, please identify the time period related to each tax amount detailed in your response. Additionally, please explain why the amounts that relate to periods prior to 2005 were not recognized until 2005.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Paul V. Hoagland
Friendly Ice Cream Corporation
June 2, 2006
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